SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
ggerstman@sidley.com (312) 853-2060	FOUNDED 1866

August 20, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Mark P. Shuman

Re:	Allscripts Healthcare Solutions, Inc.
Preliminary Proxy Statement on Schedule 14A
SEC File No. 000-32085
Date Filed: August 12, 2008

Allscripts Healthcare Solutions, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008

Allscripts Healthcare Solutions, Inc.
Form 10-Q for the Fiscal Quarter ended March 31, 2008
Filed May 12, 2008

Ladies and Gentlemen:

On behalf of Allscripts Healthcare Solutions, Inc. (“Allscripts”), we are writing in response to the comments contained in the Staff’s comment letter dated August 19, 2008 (the “Comment Letter”) with respect to Allscripts’ Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on August 12, 2008 (the “Proxy Statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of Allscripts and Misys Healthcare Systems, LLC (“MHS”), as the case may be.

* * * *

Sidney Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

August 20, 2008

Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 100

Comment:

1. We have read your response to prior comment number 6 where you provided a breakdown of Allscripts revenues in accordance with Rule 5-03(b)(1) of Regulation S-X. Please revise to include footnote disclosures to your unaudited pro forma condensed combined income statement with the following information:

•

Provide a breakdown of Allscripts revenue for the pro forma period in accordance with Rule 5-03(b)(1) and clearly indicate in which revenue line item you have included revenues from SOP 81-1 arrangements (i.e. software revenue, a separate line item or allocated between software and services);

•	Explain why Allscripts is unable to provide a breakdown of cost of revenues pursuant to Rule 5-03(b)(2) and the steps you are taking to resolve this issue;

•	Provide a breakdown of Misys revenue and cost of revenue pursuant to Rule 5-03(b)(1) and (2); and

•	Explain why you have presented Misys revenue and cost of revenues in one line item in your pro forma condensed combined income statement.

Response:

The following footnote will be added to the pro forma condensed combined income statement in the Proxy Statement:

“(M) The following represents a summary of Allscripts’ and MHS’ revenue reported in the pro forma condensed combined income statement for the year ended May 31, 2008:

	Historical Allscripts	Historical Misys Healthcare	Historical ECIN	Pro Forma Combined
Revenue:
Combined software and services revenue under percentage-of-completion accounting	$32,974	$—	$—	$32,974
System sales	67,084	64,627	8,887	140,598
Support and maintenance	89,905	141,531	—	231,436
Professional services	31,497	30,943	1,017	63,457
Transaction processing and other services	22,089	146,670	253	169,012

Total software and related services	$243,549	$383,771	$10,157	$637,477

Prepackaged medications	41,879	—	—	41,879
Information services	15,018	—	—	15,018

Total revenue	$300,446	$383,771	$10,157	$694,374

Securities and Exchange Commission

August 20, 2008

The following represents a summary of MHS’ cost of revenue reported in the pro forma condensed combined income statement for the year ended May 31, 2008:

Historical Misys Healthcare
Cost of revenue:
System sales	$37,086
Professional services	26,131
Support and maintenance	57,265
Transaction processing and other services	56,388

Total cost of revenue	$176,870

Allscripts has not historically separated its cost of revenue into separate cost categories including amounts for contracts accounted for under the percentage-of-completion method (such as internal implementation payroll costs, capitalized software amortization, travel costs, third party consultants and third party content costs). This is due to Allscripts’ current accounting system design and related financial processes not being structured to accommodate this segregation of costs.

In conjunction with the consummation of the merger, Allscripts will be consolidating both companies into one financial accounting system platform and will implement new financial processes that will allow it to segregate revenue and related cost of revenue, including contracts accounted for under the percentage-of-completion into separate revenue and cost of revenue categories.

The revenue and cost of revenues for MHS have been combined into one line item in Allscripts’ pro forma condensed combined income statement to conform to the Allscripts’ presentation of its disclosure for software and related services due to Allscripts inability to disclose the related revenue and cost of revenue categories.”

Form 10-K for the Fiscal Year Ended December 31, 2007 – Allscripts Healthcare Solutions, Inc.

Financial Statements

Consolidated Statements of Operations, page 50

Comment:

2. Your response to prior comment number 7 indicates that revenue from SOP 81-1 arrangements will be allocated to software and services based on a “vendor specific objective evidence methodology.” Please describe this methodology. If you intend to use VSOE of services provided in arrangements not accounted for under SOP 81-1 to allocate revenues from arrangements accounted for under SOP 81-1, please explain how the services provided under each of these arrangements are similar and explain why this allocation methodology is reasonable. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rules 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your allocation methodology and discuss the reasons for such allocation.

Securities and Exchange Commission

August 20, 2008

Response:

The allocation methodology Allscripts intends to use is in conformity with the basic principles of SOP 97-2 and SOP 98-9, in which it does intend to rely on independent service transactions to substantiate the “fair market value” of services performed on an hourly basis to be applied to hours of service contemplated in the delivery of SOP 81-1 engagements. The residual amount of the contract value remaining after deducting the fair market value of the implementation services will then be allocated to the software value.

Please note that Allscripts would look to add-on service or standalone service agreements that contemplate comparable services that are contemplated in original SOP 81-1 engagements. Such add-on service arrangements typically relate to similar services (i.e., additional training services, configuration services, interface services, etc.) being provided to the same type of customer and are performed by the same pool of deployment resources. Allscripts believes such standalone service transactions provide a reasonable basis for allocating SOP 81-1 contract value between related software and service components.

As previously disclosed, Allscripts will be changing auditors in conjunction with the consummation of the merger and intends to seek concurrence from its new auditors regarding its proposed allocation approach.

Finally, Allscripts confirms that its MD&A, Critical Accounting Policies and Estimates and footnote disclosures will be modified to contemplate the revised revenue and related cost of revenue disclosures to conform with 5-03(b)(1) and (2) of Regulation S-X starting with its first Form 10-Q and Form 10-K filed subsequent to the consummation of the merger.

Comment:

3. Please tell us whether you have determined how you will present revenues and costs of revenue in the Form 10-Q filed subsequent to the completion of the merger. If you have determined such presentation please provide us with proposed disclosure. If you have not determined how you intend to disclose revenue and cost of revenue subsequent to the merger, please ensure that this presentation complies with Rules 5-03(b)(1) and (2) of Regulation S-X.

Response:

Allscripts has not reached a conclusion on its intended presentation of revenue and cost of revenue in the Form 10-Q to be filed subsequent to the completion of the merger. Allscripts confirms that such presentation and related disclosures will comply with Rules 5-03(b)(1) and (2) of Regulation S-X.

* * * * *

Securities and Exchange Commission

August 20, 2008

If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-2060 or William J. Davis, Allscripts’ Chief Financial Officer, at (312) 506-1211.

Very truly yours,

/s/ Gary D. Gerstman

cc: William J. Davis